Filed by Global Star Acquisition Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Global Star Acquisition Inc.

(Commission File No. 001-41506)

K Enter Holdings Inc. Announces Leadership Transition

~ Appoints Tan Chin Hwee as Executive Chairman and Interim CEO Providing Leadership Expertise and a
Track Record of Driving Global Growth Strategies ~

SEOUL, KOREA, and NEW YORK, NY, July 10, 2024 (GLOBE NEWSWIRE) – K Enter Holdings Inc. (“K Enter”), a Delaware corporation with contracts to acquire controlling equity interests in six diversified entertainment operating companies based in Korea and engaged in the entertainment content, IP creation, merchandising and entertainment investment businesses, today announced K Enter’s board of directors has unanimously appointed current director Tan Chin Hwee as Executive Chairman and Interim CEO of K Enter. As K Enter’s Executive Chairman, Mr. Tan is the highest-ranking executive officer within K Enter and will assume oversight and control over K Enter’s executive officers as well as K Enter’s business operations and future business strategy. Mr. Tan’s term in the interim CEO position is temporary, during which K Enter will seek to engage a permanent CEO. The appointment of Tan Chin Hwee as Executive Chairman and Interim CEO, follows Young Jae (Dale) Lee’s decision to voluntarily resign from his position as K Enter’s CEO to focus on his position as Head of the Investment Division of Solaire Partners LLC. There were no disagreements that led to Mr. Lee’s resignation and Mr. Lee will continue to be a director of K Enter.

Tan Chin Hwee is a distinguished investor and businessman with extensive experience in both the private sector and public service. Mr. Tan currently serves as the Chairman of Singapore Trade Data Exchange Services Pte Ltd (SGTraDex) and the Chairman of the Energy Supply Resilience Advisory Panel, established by the Energy Market Authority (EMA) of Singapore, where he is enlisted to guide the development of strategies for enhancing the reliability of the nation’s fuel supply and energy system. Previously, Mr. Tan was the Asia-Pacific CEO of Trafigura, one of the largest global trading firms for energy and commodities in Southeast Asia and a global fortune 20 company. In prior leadership roles, Mr. Tan established Apollo Global Management’s Singapore office to develop its Asia Business. Mr. Tan also ran Amaranth Advisors as the Managing Director and held senior executive positions in DBS Bank. Mr. Tan graduated from NTU in 1995 and obtained an MBA from Yale University in 2003.He is a Chartered Financial Analyst and Certified Public Accountant in Singapore and Australia.

The Proposed Business Combination

K Enter, Global Star Acquisition Inc., a Delaware corporation (NASDAQ: GLST; GLSTU; GLSTW, “Global Star”), K Wave Media Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Global Star (“K Wave”) and GLST Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Global Star (the “Merger Sub”), entered into a definitive Merger Agreement (the “Merger Agreement”). The Merger Agreement is dated as of June 15, 2023, as supplemented by a Joinder Agreement, dated July 13, 2023, whereby K Wave and Merger Sub became parties to the Merger Agreement and the Merger Agreement was amended by the parties thereto on March 11, 2024. Pursuant to the Merger Agreement, as amended, among other things, (i) Global Star will merge with and into K Wave, with K Wave continuing as the surviving corporation (the “Reincorporation Merger”) and (ii) Merger Sub will merge with and into K Enter, with K Enter surviving the merger as a wholly-owned subsidiary of K Wave (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement, together, are referred to herein as the “Proposed Business Combination”. The Proposed Business Combination will result in K Enter becoming a public company which is expected to trade on The Nasdaq Stock Market (“Nasdaq”). The Proposed Business Combination is expected to close in the third quarter of 2024, subject to regulatory and shareholder approvals, and the satisfaction or waiver of other closing conditions set forth in the Merger Agreement.

About Global Star Acquisition Inc.

Global Star Acquisition Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Global Star prioritized the Nordic region and Asia Pacific, especially Southeast Asia as its geographical focus. Global Star is led by Anthony Ang, Global Star’s Chairman and Chief Executive Officer, Nicholas Khoo, Global Star’s Chief Operating Officer, and Shan Cui, Global Star’s Chief Financial Officer.

About K Enter Holdings Inc.

K Enter Holdings Inc. is a Delaware corporation with contracts to acquire controlling equity interests in six diversified entertainment operating companies based in Korea, engaged in the entertainment content, IP creation, merchandising and entertainment investment businesses (the “Six Korean Entities”). K Enter has an internal K drama production team. The Six Korean Entities to be acquired by K Enter include Play Company, an IP merchandising company, the largest of the Six Korean Entities, and which K Enter will obtain 100% controlling equity interest, Solaire Partners Ltd. (“Solaire Partners”), a Korean content-specialized private equity firm based in Seoul Korea that has invested in some of the highest-grossing films out of Korea, one K drama production company, and three K movie production companies. As a combined platform, we expect these companies to provide a significant amount of synergy.

Cautionary Statements Regarding Forward-Looking Statements

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this press release. To the fullest extent permitted by law under no circumstances will Global Star, K Enter, or any of the Six Korean Entities, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this press release have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Global Star nor K Enter has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Global Star, K Enter or the Proposed Business Combination. Viewers of this press release should each make their own evaluation of Global Star and K Enter and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This press release contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Proposed Business Combination, including K Enter’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Proposed Business Combination, and Global Star’s and K Enter’s expectations, plans or forecasts of future events and views as of the date of this press release. Global Star and K Enter anticipate that subsequent events and developments will cause Global Star’s and K Enter’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of Global Star or K Enter.

In addition, this press release includes a summary set of risk factors that may have a material impact on Global Star, K Enter or the Proposed Business Combination, which are not intended to capture all the risks to which Global Star, K Enter or the Proposed Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Proposed Business Combination may not be completed by Global Star’s business combination deadline; (4) the inability to complete the Proposed Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of Global Star or K Enter for the Merger Agreement, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by Global Star’s stockholders; (6) the inability to obtain or maintain the listing of Global Star’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; (7) the effect of the announcement or pendency of the Proposed Business Combination on K Enter’s business relationships, operating results, and business generally; (8) risks that the Proposed Business Combination disrupts current plans and operations of K Enter or the Six Korean Entities; (9) the inability to realize the anticipated benefits of the Proposed Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Proposed Business Combination; (10) the possibility that Global Star or K Enter or the Six Korean Entities may be adversely affected by other economic or business factors; (11) changes in the markets in which K Enter and the Six Korean Entities compete, including but not limited to with respect to its competitive landscape, technology evolution, changes in entertainment choices or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that K Enter may not be able to execute its growth strategies; (14) the risk that K Enter experiences difficulties in managing its growth and expanding operations after the Proposed Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Proposed Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of K Enter to grow and manage growth economically and hire and retain key employees; (17) risk that K Enter may not be able to develop and maintain effective internal controls; (18) the risk that K Enter may fail to keep pace with rapid technological developments or changes in entertainment tastes to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new content, products and services; (20) the risk that K Enter is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to K Enter’s business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Proposed Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; (26) the risk that K Enter fails to successfully and timely consummate its acquisition of one or more of the Six Korean Entities’; and (27) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the U.S. Securities and Exchange Commission (“SEC”) made by Global Star. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Global Star’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement to be filed with the SEC with respect to the Proposed Business Combination (as described further below), and other documents filed by Global Star from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Global Star nor K Enter presently know or that Global Star and K Enter currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. Global Star and K Enter anticipate that subsequent events and developments will cause Global Star’s and K Enter’s assessments to change. However, while Global Star and K Enter may elect to update these forward-looking statements at some point in the future, Global Star and K Enter specifically disclaim any obligation to do so. Neither Global Star nor K Enter gives any assurance that Global Star or K Enter, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing Global Star’s and K Enter’s assessments as of any date subsequent to the date of this press release.

Additional Information and Where to Find It

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination. However, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Global Star, K Enter, or the Proposed Business Combination.

In connection with the Proposed Business Combination, Global Star and Purchaser has filed relevant materials with the SEC, including a registration statement on Form F-4, which will include a proxy statement/prospectus of Global Star (the “Registration Statement”). Global Star urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Global Star, K Enter and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Global Star as of the record date established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Global Star and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with Global Star’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination because they will contain important information about Global Star, K Enter, and the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Global Star Acquisition Inc., 1641 International Drive, Unit 208, McLean, VA 22102 or (703) 790-0717. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Global Star, K Enter, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Global Star’s shareholders in connection with the Proposed Business Combination. Global Star’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Global Star in Global Star’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, which was filed with the SEC on May 20, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Global Star’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that Global Star intends to file with the SEC. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contact

Global Star Acquisition Inc.

1641 International Drive, Unit 208

Mclean, VA 22102

Ted Kim

Managing Member, Global Star Acquisition & Director and Co-Founder, K-Enter Holdings

ted@globalfundpe.com

Investor Contact

MZ Group

Shannon Devine/Rory Rumore

+1 (203) 741-8811

GLST@mzgroup.us

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